Mail Stop 4561

April 24, 2008

Maurice Leibenstern
Secretary
Rackable Systems, Inc.
46600 Landing Parkway
Fremont, CA 94538

Re: Rackable Systems, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on March 17, 2008
File No. 0-51333

Dear Mr. Leibenstern:

We have reviewed your Preliminary Proxy Statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As this solicitation relates to your annual meeting of security holders at which directors are to be elected, please disclose whether the annual report will precede or accompany the proxy statement. See 14a-3 of the proxy rules.

Questions and Answers about this Proxy Material and Voting, page 1

What should I do if I receive a proxy card from Leza?

2. Please revise the question to clarify that it relates to the board's recommendation as to what shareholders should do with the Leza proxy card.

<u>Who is paying for this proxy solicitation? page 3</u>

3. Please include in your next amendment the information omitted regarding the amounts paid and to be paid with respect to the cost of soliciting proxies as well as the number of persons expected to be employed by MacKenzie Partners, Inc. to solicit proxies. See Item 4(b)(4) of Schedule 14A.

<u>Can I change my vote after submitting my proxy? page 4</u>

4. Please disclose that a proxy executed and returned to the company may also be revoked by delivering a later-dated proxy or written notice to Mr. Leza.

<u>Proposal 1 Election of Directors, page 6</u>

5. Please revise the business experience descriptions to specify the principal occupations and employment during the past five years for General Hagee and Messrs. Boesenberg and King. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

<u>Proposal 3: Stockholder Proposal to Establish Policy to Ratify the Compensation Paid to the Officers Named in our Proxy Statement, page 18</u>

6. We note that you did not include in your proxy statement the shareholder proposal, including the statement of support, in its entirety. Please advise.

7. We note that this proposal is referred to on the form of proxy as "Stockholder proposal re: Say-on-Pay." We note further that the term "say-on-pay" does not appear in the proxy statement and that the proposal in the proxy statement has a long and different title. Please revise the title of Proposal 3 in the proxy statement to include the term "say-on-pay" to ensure that the proposal can be easily identified on the form of proxy or otherwise revise for clarity.

8. Please clarify your statement on page 19 regarding who the "top shareholders" are with whom you regularly interact.

9. Please identify more specifically the "largest institutional shareholders" referenced on page 19 that you intend to invite to a meeting to discuss the company's executive compensation practices. Because it appears that you are offering to host such a meeting as a response to or instead of adopting the shareholder proposal, please provide greater detail regarding your plans and expectations for the meeting including, but not limited to, such things as the timeline for hosting the meeting, whether the meeting is a one-time event, whether the results of the meeting will be disseminated to shareholders and whether the recommendations of the institutional shareholders will have any binding effect on the company.

Compensation Discussion and Analysis

Compensation Consultants and Market Positioning Philosophy, page 29

10. State whether Mercer Human Resource Consultation Group was engaged directly by the compensation committee or any other person. Also discuss the nature and scope of Mercer's engagement and clarify whether Mercer was provided with any instructions or directions with respect to the performance of their duties under the engagement. See Item 7(d) of Schedule 14A and Item 407(e)(3)(iii) of Regulation S-K.

Role of Chief Executive Officer and Management in Compensation, page 30

11. Please clarify, consistent with the disclosure on page 11 under the caption "Compensation Committee," that the chief executive officer also recommends the amount and form of compensation for other executive officers. In addition, state whether he recommends the amount and form of his own compensation. See Item 8 of Schedule 14A and Item 402(b)(2)(xv) of Regulation S-K.

Long-Term Equity-Based Incentive Awards, page 32

12. Please provide disclosure pursuant to Item 402(b)(vi) of Regulation S-K regarding how your long-term incentives fit with the other elements of compensation and how such incentives affect decisions regarding such other elements. Further, please discuss your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Appendix I: Information Concerning Persons who may be deemed Participants in Rackable Systems' Solicitation of Proxies

13. Please provide the company addresses for Messrs. Griffiths and Schwartz at WebEx Communications, Inc. and Magnolia Capital, respectively. See Item 5(b)(1)(ii) of Schedule 14A.

Form of Proxy

14. Please revise to indicate that the proxy cards are "preliminary copies." Refer to Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3257.

Sincerely,

Celeste Murphy
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (650) 849-7400
        Brett White, Esq.
        Cooley Godward Kronish LLP